

August 18, 2011

<u>Via E-mail</u>
William J. Zaiser
Chief Financial Officer
MHI Hospitality Corporation
410 W. Francis Street
Williamsburg, VA 23185

>　　**Re:**　**MHI Hospitality Corporation**
>　　　　**Form 10-K for fiscal year ended December 31, 2010**
>　　　　**Filed March 29, 2011**
>　　　　**File No. 1-32379**

Dear Mr. Zaiser:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2010</u>

<u>Item 2. Properties, page 32</u>

1.　In future Exchange Act periodic reports, please break out for each material property the occupancy rate, average daily rate, and revenue per available room.

2.　In future Exchange Act periodic reports, to the extent you have material acquisitions or dispositions in the covered period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 33

Dividend and Distribution Information, page 33

3.   It appears that you did not pay distributions in 2010. In future Exchange Act periodic reports, please discuss the reason(s) you did not pay distributions, if applicable, and discuss the impact this may have on your REIT status.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Sources and Uses of Cash, page 42

4.   Please tell us how you expect that the net cash provided by operations will be adequate to fund your operating requirements and scheduled payments of principal and interest given that your risk factor disclosure highlighting significant debt obligations maturing in 2011, including your assertion indicating potential difficulty refinancing existing indebtedness.

Liquidity and Capital Resources, page 42

5.   We note your disclosure regarding financial covenants that may restrict your financing flexibility. Please confirm that, to the extent your compliance with a ratio is likely to have a material impact, either through restricting additional indebtedness or triggering default, you will disclose the actual ratio calculations.

Contractual Obligations, page 45

6.   In future filings, please disclose the portion of debt repayments of which you are liable for your indirect, noncontrolling interest in the joint venture that owns the Crowne Plaza Hollywood Beach Resort.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

7.   Please tell us how your presentation of Cash flows from operating activities, using Net loss attributable to the Company as the starting point for the indirect method presentation, complies with FASB Accounting Standards Codification 230-10-45-28.

Schedule III – Real Estate and Accumulated Depreciation, page F-22

8.   We note that your disclosure excludes certain columnar information, as well as the aggregate cost for Federal income tax purposes. In future periodic reports, please provide all information required pursuant to Rule 12-28 of Regulation S-X.

Exhibits

9.   We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibits 10.4, 10.5, 10.11, 10.12, 10.13 and 10.15. Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Form 10-Q for the period ended June 30, 2011

Notes to Financial Statements, page 7

5. Debt, page 11

10.   Please tell us and disclose in future periodic filings the total borrowing capacity and unused amount available for borrowing on your credit facility.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Angela McHale, Attorney-Adviser at 202.551.3402 with any other questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief